Exhibit 99.1

Investors and analysts come together for Hydro One’s first Investor Day

TORONTO, March 5, 2020 - Today, Hydro One Limited (Hydro One) is hosting analysts and investors from around the globe at the company’s first Investor Day in Toronto. Hydro One’s executive team will outline how it believes the company’s new corporate strategy and strong leadership will work to grow shareholder value in the coming years.

The event features formal presentations along with in-depth roundtable discussions with members of Hydro One’s management team, offering the opportunity to hear details on key initiatives within the strategy from subject matter experts.

“With our new strategy in place, we are focused on our mission of energizing life for people and communities through a network built for the possibilities of tomorrow,” said Mark Poweska, President and Chief Executive Officer of Hydro One. “We are excited to share our vision with investors to create a better and brighter future for all by supporting Ontario’s economy and delivering greater value for shareholders, customers and the people of this province.”

Key operating and financial results from 2019 include:

•	Achieving a total annual return to shareholders of 29%;
•	Delivering a strong balance sheet with one of the lowest debt costs in the utility sector;
•	Increasing year-over-year productivity savings by 49% with approximately $202.3 million in savings last year;
•	Reducing annual operating costs of about $50 million;
•	Improving power restoration response times;
•	Substantially contributing to the Ontario economy through our procurement of local goods and services, and
•	Investing approximately $1.7 billion in capital to expand and modernize the electricity grid in Ontario.

In addition, Hydro One is providing a guidance range for basic earnings per share (EPS) for 2022 of $1.52 to $1.65. This range translates into a compound annual growth rate (CAGR) of 4%-7% over the period 2019-2022 for basic EPS after taking into account one-time non-reoccurring items in 2019 which include: catch-up earnings attributable to 2018 for the distribution segment, normalizing earnings to allowed regulated return on equity in the distribution segment, and insurance proceeds for the transmission segment, offset by costs related to the Avista transaction, and write-offs for the Lake Superior Link project. The purpose of the guidance range for basic EPS in 2022 is to assist investors, shareholders, and others in evaluating the expected long-term performance of Hydro One’s business. This information may not be appropriate for other purposes.

The company is also proud to share its recent awards with attendees, including receiving re-designation as a Sustainable Electricity Company™ brand by the Canadian Electricity Association (CEA). In addition, the CEA recognized Hydro One with a Continuous Performance Improvement Award for progressive Indigenous procurement. The company was also named the highest ranking Utility employer in Ontario by Forbes Canada’s Best Employers and was recently awarded the Workplace Diversity and Inclusion Champion award by Electricity Human Resources Canada.

Analysts and investors will also learn how Hydro One is engaging its employees to align with its new strategy through the recent company-wide launch of its new mission and vision.

Investor Day materials are available here [https://www.hydroone.com/investor-relations/events]. An archived audio of Investor Day will be posted following the event.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements include statements about our new mission and vision, our guidance for basic EPS in 2022, and statements regarding the expected outcomes of our updated strategy, including future operating results and growth in shareholder value. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.